

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2023

Kit Gray
President
Courtside Group, Inc.
335 N. Maple Drive, Suite 127
Beverly Hills, California 90210

> **Re: Courtside Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 13, 2023**
> **File No. 333-269028**

Dear Kit Gray:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Summary Unaudited Pro Forma Condensed Consolidated Financial and Operating Data, page 21

1. We note your revised presentation in response to prior comment 8. Please address the following:
   - Revise to remove the reference to "Pro Forma" in the header to the Summary Condensed Consolidated Financial and Operating Data. In this regard, only some of the information presented is pro forma. Also, ensure that the paragraphs before the tables clearly indicate what information is presented on an actual versus a pro forma basis.
   - It's unclear why you have removed historical comparable financial information from these tables. Please revise to include the appropriate historical comparable statement of operations and cash flow information as previously provided. Ensure any restated periods are appropriately labeled as restated.
   - Footnote (3) on page 22 still makes reference to the period from July 1, 2020 to March 31, 2021 and the period from April 1, 2020 to June 30, 2020. Please revise to remove these references as pro forma information for those periods is no longer presented.

2. We note your additional disclosure in footnote (3) in response to prior comment 9 and your disclosure on page 130, which indicates that these shares give no effect to Mandatory Redemption that was triggered as of February 15, 2023. Since redemption of $1 million of the Bridge Notes has occurred, tell us your basis for excluding the impact in your pro forma presentation and share amounts throughout, or revise.

Non-GAAP Financial Measures, page 24

3. We note your revisions in response to prior comment 12. Please revise to reconcile from GAAP gross profit to Non-GAAP contribution margin. In this regard, revise your reconciliation to be consistent with what was included in the initial filing, which began with gross profit and ended with contribution margin. Refer to Question 102.10(b) of the Non-GAAP C&DIs. Further, revise the sentence above the table to state this is the reconciliation of Contribution Margin to Gross Profit, the most comparable GAAP financial measure. Similar revisions should be made on page 86.

Risk Factors

Risks Relating to Our Common Stock and the Securities Market

The trading price of our common stock...may have little or no relationship to the historical sales prices of our capital stock in private..., page 64

4. We note your response to prior comment 19 clarifying that other than the sale of the Bridge Notes, there have not been any private transactions of the Company's common stock in the recent past and that its common stock does not have a history of trading. We also note your disclosure that, "there is no recent price history for our common stock being sold in private transactions and accordingly, the sale price history or historical private sales will not be a factor affecting the current reference price to be determined by the Nasdaq Capital Market." Given that your Bridge Notes will automatically convert to the Company's common stock, please reconcile this conflicting information or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metric, page 85

5. We note your response to prior comment 21 and reissue it. We note your disclosure that you review a number of operating and financial metrics to evaluate your business, measure your performance, identify trends affecting your business, formulate business plans, and make strategic decisions. Tell us your consideration for disclosing the number of impressions sold in each period, monthly unique listeners, monthly average listeners and/or any other measures used to evaluate your business and measure performance, in addition to Number of Podcast Downloads disclosed, that would provide a better understanding of the company's results. Refer to SEC Release No. 33-10751.

Liquidity and Capital Resources, page 91

6. We note your disclosure on page F-29 regarding additional interim financing and when you believe existing cash resources will not be sufficient to meet current operating and liquidity needs. Please revise your disclosures here to incorporate this information.

PodcastOne is a Leading Podcasting Company, page 99

7. We note your disclosure that you "are the most partner friendly network out there." Please revise to provide the basis for this statement.

Plan of Distribution, page 142

8. We note your response to prior comments 7 and 32. Please explain the precise order and mechanics of the events that will occur to effect the contemplated transactions.

Kit Gray
Courtside Group, Inc.
March 27, 2023
Page 4

Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Gross Versus Net Revenue Recognition, page F-9

9. We note your revised disclosure in response to prior comment 35. Please further revise to clarify who the agency is in your "agency contracts". Also, you disclose that revenue is reported on a gross basis but does not include any revenue sharing expenses, however, in the last sentence you stated revenue is gross of revenue sharing expenses. Please revise to address this apparent inconsistency. Similar revisions should be made on page F-31.

Allowance for Doubtful Accounts, page F-11

10. Please revise to remove your reference to "membership" receivables here and on page F-33. In this regard, since you indicate in response to prior comment 34 that you do not have membership revenue, it would appear you would not have membership receivables.

Condensed Unaudited Interim Financial Statements
Note 15 - Subsequent Events, page F-46

11. Please revise to disclose that as part of the exchange agreement LiveOne entered into on February 3, 2023, PodcastOne issued 162,338 shares of common stock to the Harvest Funds, as disclosed on page 128.

General

12. We note that in February 2023, LiveOne obtained a valuation report. Please file the report as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Matthew Crispino, Staff Attorney at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sasha Ablovatskiy